TRANSMISSÃO PAULISTA

02 DEC -3 AM 9:10

Data São Paulo, november 26, 2002 Ref. **CT/F/03387/2002**

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

PROCESSED
DEC 09 2002
P THOMSON FINANCIAL
SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

02060193

Gentleman/Madam:

We are enclosing, a copy of Companhia de Transmissão de Energia Elétrica Paulista's Public Notice of Relevant Fact, regarding the amendments to the Bylaws of this company, approved by the Board of Directors' Meeting held yesterday, published on this date, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

dlw 12/4

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO
PAULISTA

PUBLIC NOTICE

Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company - CNPJ 02.998.611/0001-04

RELEVANT FACT

In compliance with the provisions of CVM Instruction No. 358 of January 3, 2002, Companhia de Transmissão de Energia Elétrica Paulista informs that the Company's Board of Directors in accordance with the competence established to it in subsection IX, article 17, of the Bylaws, approved at this date proposal for amendments to the Bylaws, that shall be opportunely submitted to the General Shareholders' Meeting, in a date not yet defined.

The major amendment proposed adds to the rights presently granted to the preferred shares, the right to receive dividend, per preferred share, at least 10% (ten per cent) larger than that granted to each common share, as provided for in paragraph 1, article 17, of Law No. 6,404/76, with the amendments brought about by Law No. 10,303/01. The whole contents of the proposal will be available to the market on the occasion of the call for the General Shareholders' Meeting that will the deliberate on the subject.

São Paulo, November 25, 2002

Sandra Maria de São Thiago Lopes Piccardi
Chief Financial Officer and Investors Relation Director

TRANSMISSÃO
PAULISTA

Companhia de Transmissão de Energia Elétrica Paulista

Companhia Aberta - CNPJ 02.998.611/0001-04

FATO RELEVANTE

A Companhia de Transmissão de Energia Elétrica Paulista, atendendo às disposições da Instrução CVM nº 358, de 3 de janeiro de 2002, vem a público comunicar que o Conselho de Administração da Companhia, no exercício da competência estabelecida no inciso IX, artigo 17º, do Estatuto Social, aprovou nesta data proposta de alterações do Estatuto Social, que será oportunamente submetida à Assembléia Geral de Acionistas, em data ainda não definida.

A principal alteração proposta acrescenta aos direitos atualmente atribuídos às ações preferenciais, o direito ao recebimento de dividendo, por ação preferencial, pelo menos 10% (dez por cento) maior do que o atribuído a cada ação ordinária, na forma do inciso II, parágrafo 1º, artigo 17º, da Lei nº 6.404/76, com as alterações trazidas pela Lei nº 10.303/01. O inteiro teor da proposta estará disponível ao mercado por ocasião da convocação da Assembléia Geral de Acionistas que deliberará sobre o assunto.

São Paulo, 25 de novembro de 2002

Sandra Maria de São Thiago Lopes Piccardi

Diretora Financeira e de Relações com Investidores